APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Sunny Days of Ithaca, LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
interest Income	7.05
Merchandise Sales	472,531.40
Total Income	**$472,538.45**
Cost of Goods Sold	
Cost of Goods Sold	239,995.66
royalty	1,935.62
Total Cost of Goods Sold	**241,931.28**
Total Cost of Goods Sold	**$241,931.28**
GROSS PROFIT	**$230,607.17**
Expenses	
Advertising and Promotion	9,717.31
Bank Service Charges	399.13
Credit Card Fee	9,803.88
Total Bank Service Charges	**10,203.01**
Charitable Donation	232.74
Dues & Subscriptions	1,540.06
Equipment/Fixtures	5,518.45
Fees/Permits	100.00
Insurance Expense	
Business Liability	2,155.12
Disability	-314.97
Total Insurance Expense	**1,840.15**
Interest Expense	6,122.69
Janitorial Expense	135.00
misc expense	0.00
Office Supplies	5,506.30
Payroll Expenses	
Payroll Taxes	7,889.13
Wages	85,048.25
Total Payroll Expenses	**92,937.38**
Postage/Shipping	1,075.12
Professional Fees	
Accounting/Bookkeeping	431.06
Computer Support	1,771.85
Legal	16,014.59
payroll	2,190.11
Total Professional Fees	**20,407.61**
Rent Expense	62,185.59
Repairs and Maintenance	64.80
Software	1,890.94

Sunny Days of Ithaca, LLC

Profit and Loss

January - December 2021

	TOTAL
Staff Meals	224.27
Storage	162.00
Telephone/Internet Expense	2,560.15
Travel	29.82
Utilities	5,197.65
Total Expenses	**$227,651.04**
NET OPERATING INCOME	**$2,956.13**
Other Income	
EIDL SBA	12,000.00
PPP Grant Income	24,037.00
Sales Tax Credit	800.00
Total Other Income	**$36,837.00**
NET OTHER INCOME	**$36,837.00**
NET INCOME	**$39,793.13**

Sunny Days of Ithaca, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
M&T Checking	22,126.72
Petty Cash	461.50
Savings M&T	24,933.16
Total Bank Accounts	**$47,521.38**
Total Current Assets	**$47,521.38**
Fixed Assets	
Furniture and Equipment	22,249.55
Total Fixed Assets	**$22,249.55**
Other Assets	
Inventory	155,659.63
Security Deposits Asset	7,250.00
Start-up Expense	19,125.65
Total Other Assets	**$182,035.28**
TOTAL ASSETS	**$251,806.21**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
AMEX	265.43
Total Credit Cards	**$265.43**
Other Current Liabilities	
Line of Credit	0.00
Sales Tax Payable	5,377.85
Total Other Current Liabilities	**$5,377.85**
Total Current Liabilities	**$5,643.28**
Long-Term Liabilities	
2020 M&T Loan	48,548.37
AFCU Community Asst Loan	4,379.30
SBA ED Loan	85,200.00
Total Long-Term Liabilities	**$138,127.67**
Total Liabilities	**$143,770.95**

Sunny Days of Ithaca, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
Owner Equity	71,737.09
Retained Earnings	-3,494.96
Net Income	39,793.13
Total Equity	**$108,035.26**
TOTAL LIABILITIES AND EQUITY	**$251,806.21**

Sunny Days of Ithaca, LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
interest Income	1.11
Merchandise Sales	531,914.51
Total Income	**$531,915.62**
Cost of Goods Sold	
Cost of Goods Sold	298,081.76
royalty	1,411.20
Total Cost of Goods Sold	**299,492.96**
Total Cost of Goods Sold	**$299,492.96**
GROSS PROFIT	**$232,422.66**
Expenses	
Advertising and Promotion	18,385.47
Bank Service Charges	595.63
Credit Card Fee	11,523.55
Total Bank Service Charges	**12,119.18**
Charitable Donation	902.86
Dues & Subscriptions	1,338.52
Equipment/Fixtures	7,337.80
Insurance Expense	192.90
Business Liability	2,070.49
Disability	268.25
Worker's Comp	3,400.01
Total Insurance Expense	**5,931.65**
Interest Expense	7,971.53
Janitorial Expense	251.20
Meals and Entertainment	347.75
misc expense	0.00
Office Supplies	8,810.97
Payroll Expenses	
Payroll Taxes	10,683.64
Wages	115,507.38
Total Payroll Expenses	**126,191.02**
Postage/Shipping	2,006.05
Professional Fees	
Accounting/Bookkeeping	2,042.70
Computer Support	1,987.50
Legal	1,575.00
payroll	2,552.15
Total Professional Fees	**8,157.35**
Rent Expense	80,132.19
Repairs and Maintenance	598.04

Sunny Days of Ithaca, LLC

Profit and Loss

January - December 2022

	TOTAL
Software	2,271.13
Staff Meals	178.18
Telephone/Internet Expense	2,774.90
Utilities	6,228.41
Total Expenses	**$291,934.20**
NET OPERATING INCOME	**$ -59,511.54**
Other Income	
Sales Tax Credit	800.00
Total Other Income	**$800.00**
NET OTHER INCOME	**$800.00**
NET INCOME	**$ -58,711.54**

Sunny Days of Ithaca, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
M&T Checking	39,324.03
Petty Cash	461.50
Savings M&T	5,000.56
Total Bank Accounts	**$44,786.09**
Total Current Assets	**$44,786.09**
Fixed Assets	
Furniture and Equipment	22,131.41
Total Fixed Assets	**$22,131.41**
Other Assets	
Inventory	133,458.00
Security Deposits Asset	7,250.00
Start-up Expense	19,125.65
Total Other Assets	**$159,833.65**
TOTAL ASSETS	**$226,751.15**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
AMEX	44,155.55
Lowe's Amex	40.23
M&T Visa Business Rewards	9,981.78
Total Credit Cards	**$54,177.56**
Other Current Liabilities	
Line of Credit	40,000.00
Sales Tax Payable	5,302.24
Total Other Current Liabilities	**$45,302.24**
Total Current Liabilities	**$99,479.80**
Long-Term Liabilities	
2020 M&T Loan	37,336.51
AFCU Community Asst Loan	1,463.30
SBA ED Loan	85,200.00
Total Long-Term Liabilities	**$123,999.81**
Total Liabilities	**$223,479.61**

Sunny Days of Ithaca, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
Owner Equity	25,684.91
Retained Earnings	36,298.17
Net Income	-58,711.54
Total Equity	**$3,271.54**
TOTAL LIABILITIES AND EQUITY	**$226,751.15**

I, Deirdre Kurzweil, certify that:

1. The financial statements of Sunny Days of Ithaca, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Sunny Days of Ithaca, LLC included in this Form reflects accurately the information reported on the tax return for Sunny Days of Ithaca, LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature _Deirdre Kurzweil_

Name: Deirdre Kurzweil

Title: Owner